Exhibit 99.1

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 625
AUSTIN, TEXAS 78729-1707	FORT WORTH, TEXAS 76102-4987	HOUSTON, TEXAS 77002-5008
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

September 18, 2015

Mr. Colin Watt

President and CEO

Lynden Energy Corp.

Suite 1200 – 888 Dunsmuir Street

Vancouver, British Columbia

V6C 3K4

Re: Evaluation Summary
Lynden Energy Corp. Interests
Proved and Probable Reserves
Spraberry & Sugg Ranch Fields,
Various Counties, Texas
As of June 30, 2015

Pursuant to the Guidelines of the
Securities and Exchange Commission for
Reporting Corporate Reserves and
Future Net Revenue

Dear Mr. Watt:

As requested, we are submitting our estimates of proved and probable reserves and forecasts of economics attributable to the Lynden Energy Corp. interests located in Spraberry and Sugg Ranch Fields in various counties in Texas. This report, completed September 18, 2015 covers 100% of the proved reserves estimated for Lynden Energy Corp. (“Lynden”). This evaluation utilized an effective date of June 30, 2015, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (“SEC”). This report was prepared for the preparation of the Lynden 2015 Form 10 filing.

The reserves and economics for the Total Proved, Proved Developed, Proved Undeveloped and Probable are summarized as follows:

		Proved			Probable
		Total	Developed	Undeveloped	Undeveloped
Net Reserves
Oil	- Mbbl	6,629.3	2,226.9	4,402.5	34.8
Gas	- MMcf	19,571.3	6,723.1	12,848.2	123.0
NGL	- Mbbl	3,485.1	1,200.6	2,284.5	21.9
Net Revenue
Oil	- M$	445,360.5	149,602.9	295,757.5	2,336.4
Gas	- M$	64,013.8	21,987.5	42,026.3	402.3
NGL	- M$	71,789.5	24,775.0	47,014.5	451.7
Severance Taxes	- M$	30,671.8	10,388.9	20,282.9	171.5
Ad Valorem Taxes	- M$	15,372.9	5,214.2	10,158.7	84.2
Operating Expenses	- M$	105,771.2	42,718.1	63,053.1	488.2
Other Deductions	- M$	27,215.3	13,568.7	13,646.6	96.0
Investments	- M$	128,842.5	4,209.5	124,633.1	1,066.1
Net Operating Income (BFIT)	- M$	273,290.1	120,266.0	153,024.1	1,284.4

The Proved Developed reserves are the summation of the PDP and PDNP estimates. The Proved Developed reserves and economics, with a breakout of Proved Developed Producing and Proved Developed Non-Producing, are summarized as follows:

		Proved Developed
		Total	Producing	Non-Producing
Net Reserves
Oil	- Mbbl	2,226.9	1,893.0	333.8
Gas	- MMcf	6,723.1	6,254.8	468.3
NGL	- Mbbl	1,200.6	1,117.0	83.6
Net Revenue
Oil	- M$	149,602.9	127,175.3	22,427.6
Gas	- M$	21,987.5	20,455.8	1,531.7
NGL	- M$	24,775.0	23,055.1	1,719.9
Severance Taxes	- M$	10,388.9	9,113.4	1,275.5
Ad Valorem Taxes	- M$	5,214.2	4,536.3	677.9
Operating Expenses	- M$	42,718.1	41,753.5	964.6
Other Deductions	- M$	13,568.7	11,351.6	2,217.1
Investments	- M$	4,209.5	661.7	3,547.7
Net Operating Income (BFIT)	- M$	120,266.0	103,269.7	16,996.3

Net revenue is prior to deducting state production taxes and Ad Valorem taxes. Future net cash flow is after deducting these taxes, future capital costs, operating expenses and other deductions, but before consideration of federal income taxes.

The oil reserves include oil and condensate. Oil and natural gas liquid (NGL) volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Hydrocarbon Pricing

The base oil and gas prices calculated for June 30, 2015 were $71.68/BBL and $3.361/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price and NGL price is based upon WTI-Cushing oil spot prices during 2014 and 2015 and the base gas price is based upon Henry Hub spot prices during 2014 and 2015.

The base prices were adjusted for oil, NGL and gas differentials, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices over the life of the total proved properties were estimated to be $67.180 per barrel of oil, $3.271 per mcf of natural gas and $20.599 per barrel of natural gas liquids. All economic factors were held constant in accordance with SEC guidelines.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil, NGL and gas price differentials, lease operating expenses (LOE), other deductions and investments were calculated and prepared by your office and were reviewed by us for reasonableness. All economic parameters, including expenses and investments, were held constant (not escalated) throughout the life of these properties.

Severance tax rates were applied at normal state percentages of oil and gas revenue. Ad valorem tax rates were forecast as provided by Lynden.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

This evaluation includes 154 PUD locations based in the Spraberry field in Texas. Each of these drilling locations proposed as part of Lynden’s development plan conforms to the proved undeveloped standards as set forth by the SEC. In our opinion, Lynden has indicated they have intent to complete this development plan within the next five (5) years. Furthermore, Lynden has demonstrated that they have the proper company staffing, financial backing and prior development success to ensure this five (5) year development plan will be fully executed.

Reserve Estimation Methods

Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to offset production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for Lynden properties. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed nor have the mechanical operation or condition of the wells and their related facilities been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging at abandonment has been included.

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. We do not own an interest in the properties or Lynden Energy Corp. and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

Yours very truly, CAWLEY, GILLESPIE & ASSOCIATES, INC. TEXAS REGISTERED ENGINEERING FIRM F-693

ROBERT D. RAVNAAS, P.E. PRESIDENT